Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Reports Record Revenue of USD $18,433,172 (CAD $25,761,870) and Net Income of USD $456,817 (CAD $638,439) in Fiscal 2025

Vancouver, B.C. Canada, April 29, 2026 – Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (the “Company”), a full-stack in-game AdTech platform powered by contextual AI, announced today its audited financial results for the year ended December 31, 2025. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Financial highlights from fiscal 2025 include:

●	Total Revenue of $18,433,172, an increase of 32% over fiscal 2024 Total Revenue of $14,004,527.
●	Operating expenses of $8,492,872, an increase of 22% from $6,977,776 in fiscal 2024.
●	Sales and marketing expenditure of $1,876,296, an increase of 28% from $1,465,833 in fiscal 2024.
●	Salaries & wages of $814,213, an increase of 31% from $622,394 in fiscal 2024.
●	Non-Capitalized R&D expenditures of $4,559,227, an increase of 32% from $3,445,018 in fiscal 2024.
●	G&A expenditures of $693,923, an increase of 1% from $689,407 in fiscal 2024.
●	Net income after tax of $456,817, an increase of 29%, from net income after tax of $353,140 in fiscal 2024.
●	Cash of $4,454,295 and working capital of $5,080,637 as at December 31, 2025, compared to cash of $2,780,517 and working capital of $4,219,588 as at December 31, 2024.
●	Net cash provided by operating activities of $1,705,665, an increase of 31% from net cash provided by operating activities of $1,305,230 in fiscal 2024.

“2025 was a year of strong revenue growth and continued investment in the Company’s technology and infrastructure,” said Jason Williams, CEO of Kidoz Inc. “We expanded our platform capabilities, increased our global reach, and strengthened our position in high-performance mobile advertising without using personal data tracking. These investments are designed to support continued growth and scalability in the years ahead.”

Kidoz’s financial performance continues to reflect the scalable nature of its platform, with revenue growth outpacing operating expense growth and supporting positive operating leverage. As the Company expands its global reach and monetization capabilities, incremental revenue is expected to contribute at increasing levels to operating income over time. Management remains focused on balancing disciplined investment in growth initiatives with improving operating efficiency, aiming to position the business to deliver increasing profitability as it scales.

Revenue growth in 2025 was driven by increased demand as a result of our initiatives to create high-performance advertising solutions in gaming apps, where brands are seeking high-attention, privacy-compliant engagement channels. The Company continued to expand both its direct and programmatic business, supported by increased investment in sales, marketing, and technology development.

Operating expenses increased in line with strategic growth initiatives. Sales and marketing expenses increased due to the expansion of the Company’s sales team and higher commission costs associated with increased revenue. Research and development expenses increased as the Company invested in expanding its technology platform, including AI-driven capabilities and infrastructure improvements.

Net income improved year-over-year, reflecting revenue growth and operational efficiencies, partially offset by increased investment in staff and infrastructure costs, including extraordinary systems upgrades required during the year.

Cash generated from operations increased to $1,705,665, supporting continued investment in the business while maintaining a strong balance sheet. The Company ended the year with cash of $4,454,295 and improved working capital of $5,080,637 continuing to fund operations and investment organically whilst improving financial resilience and flexibility.

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov, the Kidoz Inc. investor website at https://investor.kidoz.net, or the SEDAR+ website at https://www.sedarplus.com.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a full-stack advertising platform powered by contextual AI, enabling safe, trusted customer engagement and improved outcomes.

Originally developed for children’s digital environments, where compliance and safety requirements are among the highest, Kidoz delivers privacy-first advertising without reliance on personal data tracking or behavioural profiling. Its technology combines proprietary SDK integrations, the Kidoz Privacy Shield, and the Kite IQ contextual AI engine to match advertising to content, environment, and geography, in alignment with COPPA, GDPR-K, Apple ATT, and global standards.

The platform supports both children’s and all-ages audiences through its Kidoz and Prado offerings, enabling brands to scale performance across the global mobile gaming ecosystem using contextual, privacy-first targeting.

Google-certified and Apple-approved, Kidoz reaches a global audience across mobile apps and games and is trusted by leading global brands.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 29, 2026 , and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.